Filed Pursuant to Rule 424(b)(3)

File Number 333-138809

PROSPECTUS

5,074,258 Shares

Central European Distribution Corporation

Common Stock

This prospectus covers 5,074,258 shares of our common stock that may be sold from time to time by the selling stockholders identified in this prospectus for their own accounts. We will not receive any proceeds from the sale of these shares.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “CEDC.” On December 18, 2006 the last reported sale price of our common stock on the Nasdaq Global Select Market was $29.96 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE THE SECTION ENTITLED “ RISK FACTORS” CONTAINED IN THIS PROSPECTUS AND RISK FACTORS IDENTIFIED IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K, OUR MOST RECENT QUARTERLY REPORT ON FORM 10-Q AND OTHER REPORTS WE MAY FILE UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS WELL AS ANY AMENDMENTS THERETO, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND WHICH ARE INCORPORATED HEREIN BY REFERENCE IN THEIR ENTIRETY.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may sell their shares directly to investors, through agents designated from time to time or through underwriters or dealers. For additional information or the methods of sale, you should refer to the section entitled “Plan of Distribution.”

This prospectus is dated December 19, 2006

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

THE COMPANY

We are the largest vodka producer by value and volume in Poland, and one of the largest producers of vodka in the world. We own approximately 66% of Polmos Białystok S.A., which we refer to as Polmos Białystok, and on October 16, 2006 we announced a tender offer for all shares of Polmos Białystok stock that we do not already own, which will allow us to undertake steps leading to the delisting of Polmos Białystok from the Warsaw Stock Exchange. We also own 100% of Bols Sp. z o.o., which we refer to as Bols. We produce and sell approximately eight and a half million nine-liter cases of vodka per year in the four main vodka segments in Poland: top premium, premium, mainstream and economy. In the Bols distillery, we produce the Bols and Soplica vodka brands among other spirit brands. Bols Vodka is the number one selling premium vodka produced in Poland. Soplica has consistently been one of the top ten selling vodkas sold in Poland in the mainstream segment and increased its market share, based on volume, from 3.0% to 4.4% for the period from September 2005 to September 2006, representing 65% growth and making it one of the fastest growing vodka brands in Poland. Polmos Białystok has the number one selling vodka in Poland (regardless of the price category), Absolwent, which has been number one for the last six years. In addition to Absolwent, Polmos Białystok also produces Zubrówka. The Zubrówka brand is also exported from Poland, mainly to Europe and Japan.

We are the largest distributor for many local and international suppliers of alcoholic beverages in Poland. In addition, we import, distribute and market a selection of products from international suppliers on an exclusive basis in Poland and Hungary. We operate the largest nationwide next-day alcoholic beverage delivery service with 16 distribution centers and 76 satellite branches located throughout Poland. We distribute over 700 brands of alcoholic beverages consisting of a wide range of alcoholic products, including spirits, wine and beer, as well as non-alcoholic beverages.

In addition, we are a leading importer of alcoholic beverages in Poland. We have exclusive rights to import approximately 90 brands of spirits, wine and beer into Poland. We also provide marketing support to the suppliers who have entrusted us with their brands. In 2005, we added a number of exclusive import brands, including the following brands from Remy Cointreau Group: Metaxa Brandy, Remy Martin Cognac, St. Remy Brandy, Galliano Liqueurs, Passoa Liqueur, Bols Liqueurs, and Piper Heidsieck Champagne. Also in 2005, we began importing E&J Gallo wines, Jim Beam Bourbon, Sauza Tequila and Teachers Whisky. We also import our own private label alcohol products such as William’s Whisky, and wine under numerous labels. Our exclusive import portfolio, on a comparable basis, grew in 2005 by 21%, based on sales value over our 2004 results. We have worked diligently to create brand awareness and sales for our exclusive import products. As a result of this, our import portfolio has the number one selling mainstream imported wine in Poland, Carlo Rossi, and the number one selling varietal wine, Sutter Home. In addition, each of the following products that we import on an exclusive basis is the number one seller in Poland in its respective product category: Jim Beam Bourbon, Sierra Tequila, Metaxa Brandy, and the range of Bols Liqueurs.

Our extensive import portfolio includes one of the top imported wine portfolios in Poland. The combination of having must have imported wines and the most popular spirits brands, some of which we import and others that we distribute for multinational drinks companies, gives us a powerful presence in the on-trade, as our clients look to us for a complete portfolio.

In July 2006 we acquired Bols Hungary Kft, a leading alcohol importer and distributor in Hungary, as well as the Royal Vodka trademark, which is the best selling vodka in Hungary and is produced at our Bols subsidiary. Following this acquisition we will continue to look for expansion opportunities within Central and Eastern Europe. On September 26, 2006, we acquired from Lucas Bols B.V., a perpetual, exclusive, royalty-free and sublicensable license to use the Bols Vodka trademark in relation to marketing and sale of our products in Hungary.

Corporate Information

Our principal executive offices are located in Warsaw, Poland at 02-690 Warszawa, ul. Bokserska 66 and our telephone number in Poland is (+48 22) 375 18 00. Our executive offices in the U.S. are located at Two Bala Plaza, Suite 300, Bala Cynwyd, Pennsylvania 19004 and our telephone number at those offices is (610) 660-7817. Our Internet site address is http://www.cedc.com.pl. None of the information posted to our web site is incorporated by reference into this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before purchasing any shares of our common stock, you should carefully consider the specific risk factors identified in our most recent Annual Report on Form 10-K, our most recent Quarterly Report on Form 10-Q filed with the SEC and other reports we may file with the SEC pursuant to the Securities Exchange Act of 1934, as amended, as well as any amendments thereto, each of which is incorporated by reference in this prospectus, together with all of the other information appearing or incorporated by reference in this prospectus or the applicable prospectus supplement.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this process, the selling stockholders listed in the selling stockholder table included in this prospectus may from time to time, offer and sell in one or more offerings up to an aggregate of 5,074,258 shares of our common stock. This prospectus provides you with a general description of our common stock. At the time a particular offering of the shares of common stock is made, if required, a prospectus supplement containing specific information about the terms of that offering will be distributed. A prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” in both this prospectus and any applicable prospectus supplement.

The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

Whenever we refer to “we,” “our” or “us” in this prospectus, we mean Central European Distribution Corporation and its subsidiaries taken as a whole. When we refer to “you” or “yours,” we mean the holders or prospective purchasers of our shares of common stock.

FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference into this prospectus contain forward-looking statements, which provide our current expectations or forecasts of future events. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “aim”, “continue”, “could”, “forecast”, “guidance”, “plan”, “potential”, “predict”, “project”, “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and the documents incorporated by reference into this prospectus and include, without limitation:

•	information concerning possible or assumed future results of operations, trends in financial results and business plans, including those relating to earnings growth and revenue growth, liquidity, prospects and strategies;

•	statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;

•	statements about the integration of our acquisitions;

•	information about the effect of Polish regulations on our businesses;

•	other statements about our plans, objectives, expectations and intentions; and

•	other statements that are not historical facts.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the industry in which we operate, may differ materially from those anticipated in or suggested by the forward-looking statements contained in this prospectus or documents incorporated by reference in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus or the documents incorporated by reference in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•	our ability to respond to competitive pressures;

•	risks related to economic conditions and shifts in consumer preferences;

•	our ability to retain key management personnel;

•	changes in the prices of our products and raw materials;

•	risks related to exchange rate movements;

•	risks related to anti-monopoly and other government regulation of our business;

•	the possible adverse impact of our substantial leverage and our ability to meet significant debt service obligations; and

•	our compliance with restrictive debt covenants.

We urge you to read and carefully consider our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q filed with the SEC and other reports we may file with the SEC pursuant to the Securities Exchange Act of 1934, as amended, each of which is incorporated by reference in this prospectus, for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus or documents incorporated by reference in this prospectus may not occur or may not occur as contemplated.

You should not place undue reliance on these forward-looking statements because they reflect our judgment only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of such documents. We undertake no obligation, and do not expect, to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this prospectus or in documents incorporated by reference.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock they may offer through this prospectus.

SELLING STOCKHOLDERS

The 5,074,258 shares of common stock being offered hereby were acquired by the selling stockholders identified in the table below from us under the terms of the purchase agreement by and among us, Takirra Investment Corporation N.V., Rémy Cointreau S.A. and Botapol Management B.V. Pursuant to the terms of that purchase agreement, on August 17, 2005, we acquired 100% of the outstanding capital stock of Botapol Holding B.V., the parent company of Bols Sp. z o.o. and Hillcroft Limited Sp. z o.o.

In connection with the acquisition, we granted each of Botapol Management B.V. and Takirra Investment Corporation N.V. the right to designate one member to our board of directors and to maintain such board membership at subsequent elections for as long as each of them owns at least 50% of the original number of shares of our common stock issued to them in connection with the acquisition. On August 17, 2005, Ms. Dominique Hériard Dubreuil and Mr. Markus Sieger were appointed to our board of directors in accordance with this agreement.

The selling stockholders have agreed not to sell at any time shares of our common stock to any of our competitors or to any person who, after such transfer, would beneficially own, individually or as part of a group, more than three per cent of our total outstanding shares of common stock without our prior written consent.

In connection with the acquisition, we entered into a perpetual, exclusive, royalty-free, assignable and sub-licensable trademark license agreement with an affiliate of Rémy Cointreau S.A. that granted us a license to use various Bols trademarks in Poland and Russia and rights to use “Bols” as a corporate name for the company that manufactures, markets and distributes Bols vodka. We also entered into an agreement to distribute various Rémy Cointreau group products in Poland.

In July 2006, we acquired Bols Hungary Kft, a leading alcohol importer and distributor in Hungary, as well as the Royal Vodka trademark, from an affiliate of Rémy Cointreau S.A.

Selling Stockholder Name	Total Number of Shares of Common Stock Beneficially Owned prior to the Offering	Number of Shares to be Offered for the Account of the Selling Stockholder	Total Number of Shares of Common Stock to be Beneficially Owned after the Offering(3)	Percentage of Common Stock to be Beneficially Owned after the Offering(3)
Botapol Management B.V. (1)	2,537,129	2,537,129	0	0
Takirra Investment Corporation N.V. (2)	2,537,129	2,537,129	0	0

(1)	Botapol Management B.V., a company incorporated in the Netherlands, is the record holder of the shares and is an indirect, wholly-owned subsidiary of Rémy Cointreau S.A. Rémy Cointreau S.A. disclaims beneficial ownership of such shares under Rule 13d-4.

(2)	Takirra Investment Corporation N.V. is a company incorporated in the Netherlands Antilles.

(3)	Assumes the sale of all of the shares offered and no other purchases or sales of common stock.

PLAN OF DISTRIBUTION

We are registering the shares of common stock owned by the selling stockholders to permit the resale of these shares of common stock by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker–dealers or agents. If the shares of common stock are sold through underwriters or broker–dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve block transactions, in any one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over–the–counter market;

•	in transactions otherwise than on these exchanges or systems or in the over–the–counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker–dealer solicits purchasers;

•	block trades in which the broker–dealer would attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker–dealer as principal and resale by the broker–dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	through the settlement of short sales;

•	pursuant to Rule 144 under the 1933 Act;

•	broker–dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker–dealers or agents, such underwriters, broker–dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker–dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker–dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out such short positions. The selling stockholders may also loan or pledge shares of common stock to broker–dealers that in turn may sell such shares.

Short selling occurs when a person sells shares of stock which the person does not yet own and promises to buy stock in the future to cover the sale. The general objective of the person selling the shares short is to make a profit by buying the shares later, at a lower price, to cover the sale. Significant amounts of short selling, or the perception that a significant amount of short sales could occur, could depress the market price of our common stock. In contrast, purchases to cover a short position may have the effect of preventing or retarding a decline in the market price of our common stock and may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the 1933 Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest would be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker–dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the 1933 Act, and any commission paid, or any discounts or concessions allowed to, any such broker–dealer may be deemed to be underwriting commissions or discounts under the 1933 Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker–dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker–dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution would be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market–making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market–making activities with respect to the shares of common stock.

The selling stockholders will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, registration, qualification, filing, printing, messenger and delivery fees and expenses and all reasonable fees and disbursements of legal counsel, accountants and other advisors and all underwriting or brokerage discounts, commissions, fees and expenses, if any. We have agreed that we will indemnify the selling stockholders and any underwriter for the selling stockholders against certain liabilities, including some liabilities under the 1933 Act, in accordance with the registration rights agreement, or the selling stockholders and any such underwriter will be entitled to contribution. The selling stockholders have agreed they will indemnify us and any underwriter participating in the offering or sale of shares of common stock by the selling stockholders against certain liabilities, including liabilities under the 1933 Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the registration rights agreement, or we and any such underwriter will be entitled to contribution.

INCORPORATION OF DOCUMENTS BY REFERENCE

We “incorporate by reference” into this prospectus the information we file with the SEC. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. Any portions of documents we file with the SEC that have been “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934 are not incorporated by reference in this prospectus. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is modified or superseded by information contained in any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus (which will exclude information in such documents that is “furnished” but not “filed”). Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently file with the SEC is incorporated or deemed to be incorporated by reference herein (which will exclude information in such documents that is “furnished” but not “filed”) and modifies or supersedes that statement. We are incorporating by reference the documents listed below (excluding information in such documents that is not deemed to be filed) and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (excluding information in such documents that is not deemed to be filed) after the initial filing of the registration statement that contains this prospectus and prior to the termination of the offering of common stock made hereby:

Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 14, 2006 (File No. 000-24341)

Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 10, 2006 (File No. 000-24341)

Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed on August 8, 2006 (File No. 000-24341)

Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed on November 8, 2006 (File No. 000-24341)

Current Reports on Form 8-K/A filed on October 17, 2005 (File No. 000-24341)

Current Report on Form 8-K filed on May 3, 2006 (File No. 000-24341)

Current Report on Form 8-K filed on May 26, 2006 (File No. 000-24341)

Current Report on Form 8-K filed on June 16, 2006 (File No. 000-24341)

Current Report on Form 8-K filed on June 27, 2006 (File No. 000-24341)

Current Report on Form 8-K filed on August 22, 2006 (File No. 000-24341)

Current Report on Form 8-K filed on September 28, 2006 (File No. 000-24341)

Current Report on Form 8-K filed on November 28, 2006 (File No. 000-24341)

Current Report on Form 8-K filed on December 4, 2006 (File No. 000-24341)

Current Report on Form 8-K filed on December 13, 2006 (File No. 000-24341)

The description of our common stock contained in our registration statement on Form 8-A under the Exchange Act of 1934 as filed on May 21, 1998, including any amendment or report filed for the purpose of updating such description (File No. 000-24341).

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by calling our Corporate Secretary at (610) 660-7817 or writing to us at the following address:

Central European Distribution Corporation
Attention: Corporate Secretary
Two Bala Plaza, Suite 300
Bala Cynwyd, Pennsylvania 19004

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC in accordance with the Securities Exchange Act of 1934. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file materials electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Our Internet site address is http://www.cedc.com.pl. None of the information posted to our web site is incorporated by reference into this prospectus.

LEGAL OPINIONS

Dewey Ballantine LLP, New York, New York will pass upon the validity of the common stock offered under this prospectus.

EXPERTS

Our consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10–K for the fiscal year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers Sp. z o.o., an independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.

The audited historical financial statements of Botapol Holding B.V. and the audited historical financial statements of Przedsiebiorstwo “Polmos” Białystok S.A. included in the Current Reports on Form 8-K/A of Central European Distribution Corporation dated October 17, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers Sp. z o. o., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.